

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Thomas Sipp
Chief Financial Officer
Sculptor Capital Management, Inc.
9 West 57th Street
New York, New York 10019

      Re: Sculptor Capital Management, Inc.
          Form 10-K/A for the Fiscal Year Ended December 31, 2019
          Filed February 25, 2020
          File No. 001-33805

Dear Mr. Sipp:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
3. Recapitalization, page F-22

1.   For each component within the series of transactions involved in the recapitalization (e.g., reallocation of equity, distribution holiday, liquidity redemption, cash sweep, etc.) and the restructuring of the 2016 Preferred Units into debt securities and 2019 Preferred Units, please expand your disclosures in future filings to quantify the corresponding adjustments (in units and dollars, as applicable), specify the reporting period, and identify the financial statement line item(s) impacted in connection with the initial and subsequent accounting treatment.

2.   We note that some of the rights and terms of the RSUs, as well as equity interests and classes of units, appear to have been modified as a result of the recapitalization. Please provide us with your accounting analysis explaining how you accounted for these

modifications in the financial statements, including your consideration as to whether they resulted in incremental compensation expense during any periods presented.

3.   Considering the multiple classes of units outstanding, of which some appear to have cumulative participation during the Distribution Holiday, please provide us with your analysis explaining the impact the recapitalization and Distribution Holiday (if any) had on your earnings per share calculation citing the relevant authoritative literature supporting your current presentation.

4.   We note that the Company recognized a $3.2 billion reclassification between Accumulated Deficit and Additional Paid-in Capital upon corporate conversion. Please provide us with your accounting analysis supporting the classification, calculation and treatment associated with this transaction along with reference to relevant authoritative literature. As part of your response, provide us with additional considerations as to whether this transaction impacted the Company's tax assets or liabilities.

Cash Sweep, page F-23

5.   We note that in connection with the Cash Sweep, an amount equal to the excess of the Free Cash Balance over the minimum Free Cash Balance of $200.0 million will be used to repay the 2018 Term Loan and redeem the 2019 Preferred Unit. Please expand your disclosures in future filings to disclose the definition of "Free Cash Balance" and provide a measure of progress toward the $200 million threshold referenced in your disclosure.

6.   As it relates to the payments made under the Cash Sweep, including the excess Free Cash Balance to be paid in the fourth quarter of each year, tell us what amounts (if any) are accrued during interim reporting periods. If not, tell us why.

7.   We note that as long as the Cash Sweep is in effect, the Sculptor Operating Group may only use funds from a cumulative discretionary one-time basket of up to $50.0 million in the aggregate, or reserve up to $17.0 million in the aggregate annually (the "Discretionary Basket"), to engage in certain "Restricted Activities". Please tell us if you have classified this Discretionary Basket as "Restricted Cash" in the financial statements. If not, tell us why.

Distribution Holiday, page F-23

8.   We note that the Distribution Holiday will terminate on the earlier of (x) 45 days after the last day of the first calendar quarter as of which the achievement of $600.0 million of Distribution Holiday Economic Income (as defined in the Sculptor Operating Partnerships' limited partnership agreements) is realized and (y) April 1, 2026. Please expand your disclosures in future filings to disclose the definition of "Distribution Holiday Economic Income" and provide a measure of progress toward the $600 million achievement threshold referenced in your disclosure.

Thomas Sipp
Sculptor Capital Management, Inc.
December 16, 2020
Page 3

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance